EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

Dear Shareholders:

You are cordially invited to attend the 2010 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 a.m. (Israel time) on Wednesday, June 23, 2010 at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

1.	To reelect six directors for terms expiring at our 2011 Annual General Meeting of Shareholders;

2.	To elect two outside directors each for a three year term;

3.	To approve the terms of compensation for certain of our directors;

4.	To approve an amendment to the terms of our agreement with Mr. J. Perry in connection with his service as the Chairman of our Board of Directors;

5.	To adopt the 2010 Israeli Share Option Plan;

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2010, and to authorize our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; and

7.	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2009.

Shareholders of record at the close of business on May 14, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors Jacob Perry Chairman of the Board of Directors
Yehud, Israel May 14, 2010

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, June 23, 2010, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 18, 2010.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of six directors for terms expiring at our 2011 Annual General Meeting of Shareholders; (ii) election of two outside directors each for a three year term; (iii) approval of the terms of compensation for certain of our directors; (iii) approval of an amendment to the terms of our agreement with Mr. J. Perry in connection with his service as the Chairman of our Board of Directors; (v) adoption of the 2010 Israeli Share Option Plan; and (vi) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2010, and authorization for our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2009 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on May 14, 2010 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 14, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 10,396,548 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence of two shareholders, holding at least one-third (1/3) of our company’s total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of May 14, 2010, pertaining to the beneficial ownership of our ordinary shares by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares and (ii) all directors and executive officers as a group.  Except for Mr. Nathan Kirsh, whose beneficial ownership is set forth in the table below, and Mr. Jacob Even-Ezra, who beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Nathan Kirsh (3)	2,516,267	24.2%
Diker Management LLC (4)	786,854	7.6%
Clough Capital Partners L.P. (5)	738,542	7.1%
Grace & White, Inc. (6).	607,526	5.8%
Prescott Group Aggressive Small Cap Master Fund, G.P. (7)	547,127	5.3%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of May 14, 2010.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on January 16, 2009 and other information available to the company.  Includes: (i) 1,446,772 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (ii) 1,069,495 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia.  The Eurona Foundation holds 100% of Ki Corporation.  Ki Corporation holds 100% of the shares of Mira Mag.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 16, 2010.  The Schedule 13G/A indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares.  Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds.  Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management LLC, and in that capacity direct their operations.  Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP, LLC and Diker Management LLC. Diker GP, LLC, Diker Management LLC, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 10, 2010.  The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser.  Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles Clough, James Canty and Eric Brock, the managing members of Clough Capital Partners LLC.  Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 1, 2010.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 10, 2009.  The Schedule 13G/A indicates that Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together as the Small Cap Funds, are the general partners of Prescott Group Aggressive Small Cap Master Fund, G.P., or Prescott Master Fund.  Prescott Group Capital Management, L.L.C., or Prescott Capital, serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the ordinary shares held by the Prescott Master Fund.  Mr. Frohlich, the principal of Prescott Capital, may direct the vote and disposition of the ordinary shares held by Prescott Master Fund.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect each of our current directors, who is not an outside director, Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Stiefel, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2009 Annual General Meeting of Shareholders.

In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two outside directors.  In general, outside directors serve for a three-year term, which may be renewed for one additional three-year term, subject to exceptions.  Our current outside directors, Mr. Kobrinsky and Ms. Winner, are each serving as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until the Meeting (see Item 2).

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Anat Winner has the requisite “accounting and financial expertise”, and that, subject to her election as an outside director at the Meeting, Ms. Liza Singer will have the requisite “accounting and financial expertise” (see Item 2).

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

The following information with respect to each director nominee is based upon our records and information furnished to us by the nominees.  See “Security Ownership of Certain Beneficial Owners and Management” above  for information pertaining to share ownership by the nominees.

Nominees for Election As Director For Terms Expiring In 2011

Jacob Perry (66) has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

Jacob Even-Ezra (79) has served as a director since 1984 and is a member of our investment committee.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Nathan Kirsh (78) has served as a director since 1984.  Mr. Kirsh is an independent investor.  Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc.  Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

Zeev Livne (66) has served as a director since July 2004.  Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001.  Prior to that, Mr. Livne served in the Israel Defense Forces, or IDF, for 39 years and retired as a Major General.  During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996.  From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first Commander.  Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company.  Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

Jacob Nuss (63) has served as a director since 1993 and is a member of our audit committee.  Mr. Nuss has served as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004, and served as IAI’s deputy vice president - internal auditing from 1999 to 2003.  From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group.  From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI.  Mr. Nuss has served in various financial management capacities at IAI since 1975.  Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Barry Stiefel (60) has served  as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

BOARD OF DIRECTORS AND COMMITTEES

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of eight directors.

Our directors (except the outside directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting.  All the members of our board of directors (except the outside directors), may be reelected upon completion of their term of office.  Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting.  In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

The outside directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  However, despite such notification of non-compliance, we maintain a majority of independent directors.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a specified part of its board of directors will be comprised of individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Such independent directors shall have all the qualifications of an outside director; however, he or she is not subject to the “accounting and financial expertise” or “professional qualification” requirements and may be elected and removed from office by a simple majority vote of the general shareholders meeting.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the SEC and NASDAQ and as outside directors under the requirements of the Israeli Companies Law.  Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors.  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Anat Winner.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Anat Winner.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra, Zeev Livne and Shaul Kobrinsky.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

II.  ELECTION OF TWO OUTSIDE DIRECTORS
(Items 2A and 2B on the Proxy Card)

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

According to the Israeli Companies Law, at least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

In general, outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term.  However, pursuant to the Companies Regulations (Relief for Public Companies whose Shares are Registered on a Stock Exchange Outside of Israel) 5760-2000, or the Relief Regulations, a company whose shares are listed on certain stock markets, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors that in light of the director’s professional expertise and special contribution to the board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

The term of office of our current outside directors, Mr. Shaul Kobrinsky and Ms. Anat Winner, will expire at the Meeting.  Mr. Kobrinsky and Ms. Winner were each elected to serve as an outside director for two consecutive three years periods, in July 2004 and August 2007.

At the Meeting, shareholders will be asked to reelect Mr. Shaul Kobrinsky as an outside director for an additional three-year term, effective upon the date of the Meeting.  Our Audit Committee and Board of Directors believe that that Mr. Kobrinsky’s continued service as an outside director for a third term is in our company’s best interest due to his vast business experience and deep knowledge of our company’s affairs, which will assist in the development of our business after the turnaround of 2009.  Furthermore, as several officers resigned from our company during 2009, the experience and knowledge base of Mr. Kobrinsky, who has been involved in all of our business affairs in his capacity as Chairman of our Audit Committee and as a member of our Investment Committee and Mergers and Acquisition Committee, are valuable assets to our company.

In addition, at the Meeting, shareholders will be asked to elect Ms. Liza Singer as an outside director for an initial three-year term, effective upon the date of the Meeting.

Our Board of Directors has determined that Mr. Kobrinsky and Ms. Singer each qualify as an outside director, within the meaning of the Israeli Companies Law, after receiving from them a declaration confirming their qualifications under the Israeli Companies Law to be elected as an outside director.  Our Board of Directors has further determined that, upon her election, Ms. Singer will qualify as an accounting and financial expert, and that Mr. Shaul Kobrinsky qualifies as a professional expert, as such terms are defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about each of the nominees for outside director, including principal occupation, business history and other directorships held (if any).

Shaul Kobrinsky has served as an outside director since July 2004 and is the chairman of our audit committee and a member of our investment committee and mergers and acquisition committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group, a Beverly Hills based investment group.  From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates.  Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky serves as an outside director and a member of the audit committee of Scope Metal Trading Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.  Mr. Kobrinsky is a member of the Antitrust Court of the State of Israel.

Liza Singer has served as the owner’s representative in the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts, since 2003.  Since 2007, Ms. Singer has also served as the Chief Operating Officer and Country Manager of Brack Capital Real Estate.  Between 2002 and 2003, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services.  From 2000 to 2001, Ms. Singer served as investment director of Syntek Capital, a private-equity investment company, and between 1999 and 2000, Ms. Singer served as an associate at APAX Partners & Co., a venture capital fund.  Mr. Singer was also an accountant at Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers.  Ms. Singer has an LLB degree, a BA degree in accounting and an MBA degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel).

The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our Company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as an outside director.  In the event that either of the named nominees for outside director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

III.  APPROVAL OF COMPENSATION FOR CERTAIN OF OUR DIRECTORS
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and shareholders, in that order.

Messrs. Even-Ezra, Livne, Nuss and Stiefel have served as directors since 1984, 1993, 2004 and 2008, respectively.  None of such directors is an employee of our company or officer or employee of any entity that beneficially owns 5% or more of our ordinary shares.

Our Audit Committee and Board of Directors have resolved, subject to shareholder approval, to pay Messrs. Even-Ezra, Livne, Nuss and Stiefel for their service as directors an annual fee of NIS 63,755 (approximately $17,230) and a fee of NIS 2,375 (approximately $640) for each board or committee meeting that they attend.  These amounts will be adjusted in August and February of each calendar year in accordance with the changes in Israeli consumer price index.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, subject to the reelection of each of Messrs. Even-Ezra, Nuss, Livne and Stiefel as directors at the 2010 Annual General Meeting of Shareholders, to pay to each of them, effective as of their reelection, the compensation set forth in the Proxy Statement for the 2010 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  AMENDMENT TO THE TERMS OF AGREEMENT WITH MR. J. PERRY, THE CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 4 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

Mr. Jacob Perry has served as the Chairman of our Board of Directors since January 1, 2008, as a director since December 2002 and served as the Deputy Chairman of our Board of Directors from September 6, 2006 until December 31, 2007.

Following shareholder approval at our annual general meeting held in August 2008, we entered into an agreement with Mr. Perry in connection with his service as the Chairman of our Board of Directors.  Pursuant to the terms of the agreement, Mr. Perry is entitled to receive as compensation for his services as Chairman of our Board of Directors, among other things, a monthly fee of NIS 50,000 (approximately $13,500), effective as of the date of his appointment as Chairman of our Board of Directors on January 1, 2008.  Such compensation is linked to the Israeli consumer price index and is adjusted every six months.  In addition, in accordance with the agreement, in the event that our annual income before taxes (after deduction of any and all bonuses paid to all other employees including our chief executive officer, and excluding any non-recurring capital gain or loss), is higher than $3,000,000, or the Base Amount, we will pay Mr. Perry an annual bonus that is equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year.  On January 1 of each year, the Base Amount is increased by 10% per year.

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, an amendment to the terms of the annual bonus to which Mr. Perry is entitled by removing the Base Amount threshold, such that Mr. Perry will be entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management are entitled to receive performance bonuses for the given year.  In addition, it is proposed to amend Mr. Perry’s agreement to provide him with the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $270) against receipts.  However, we will not be obliged to provide such benefits to the extent that such benefits are provided to Mr. Perry by another employer.  Currently Mr. Perry’s car, mobile phone, 60% of his home communication expenses and a daily newspaper are provided to Mr. Perry by another employer.  Our Audit Committee and Board of Directors have also approved, subject shareholder approval, that the foregoing amendments to Mr. Perry’s agreement will be effective as of January 1, 2010.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, pursuant to the approval of the Audit Committee and Board of Directors, that the amendment to the agreement with Mr. Jacob Perry in connection with his service as the Chairman of the Board of Directors, as set forth in the Proxy Statement for the 2010 Annual General Meeting of Shareholders, effective as of January 1, 2010, is hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

V. APPROVAL OF 2010 ISRAELI SHARE OPTION PLAN
(Item 5 on the Proxy Card)

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, that was further amended in 2008.  As of May 14, 2010, options to purchase 1,347,200 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $5.62 per share, and 271,375 ordinary shares remained available for future option grants under the 2003 Plan.

Our Audit Committee and Board of Directors have adopted, subject to shareholder approval, the 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of our company and subsidiaries.  The ordinary shares that remain available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option currently outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  Following the adoption of the 2010 Plan, no additional options will be granted under the 2003 Plan. The 2010 Plan has a term of ten years.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income.  Our company will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

The Board of Directors or a committee of the Board of Directors, the Committee, if appointed, will administer the 2010 Plan.  The Board of Directors or the Committee will have the full power and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board’s decisions:

•	determine the persons who will receive option awards;

•
determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

•	determine the purchase price of each share subject to an option;

•	designate the type of options;

•	alter any restrictions and conditions of any options or shares subject to any options;

•	interpret the provisions and supervise the administration of the 2010 Plan;

•	accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

•	prescribe, amend and rescind rules and regulations relating to the 2010 Plan; and

•	make all other determinations deemed necessary or advisable for the administration of the 2010 Plan.

However, the Board of Directors or the Committee may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

Options are not assignable or transferable by the optionee.  No option or any right with respect to an option may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the 2010 Plan, and during the lifetime of the optionee each optionee’s rights to purchase shares may only be exercised by the optionee.  Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the company or any of its affiliates, to the extent the options have vested.

Options granted under the 2010 Plan may be exercised for cash, however the Board of Directors or the Committee may resolve to allow for a cashless exercise of the options. In the event that we will pay cash dividends, the exercise price of the options will be adjusted to reflect such payment.

The Board of Directors believes that the approval of the 2010 Plan will provide us with the means to attract and retain talented personnel and will result in our saving cash that would otherwise be required to maintain our current employees, officers and directors and attract and adequately reward additional employees, officers and directors, and will enable us to remain competitive in our industry.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the 2010 Israeli Share Option Plan authorizing the grant of options to purchase ordinary shares, par value NIS 1.00 per share, of the Company, be and is hereby adopted and approved.”

VI.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2010 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2009, we paid Kost Forer Gabbay & Kasierer $570,000 for audit services, $160,000 for tax-related services and $43,000 of other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors).

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2010 be and hereby is ratified and approved, and that the Audit Committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.  REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2009 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The foregoing annual report on Form 20-F for the year ended December 31, 2009, including the auditor’s report and consolidated financial statements for the year ended December 31, 2009, which was filed with the SEC on May 3, 2010, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: ILAN OVADIA, SECRETARY.

By Order of the Board of Directors Jacob Perry Chairman of the Board of Directors

Dated: May 14, 2010